Investor Relations



Holcim

Hagenholzstrasse 85
8050 Zürich

Telefon +41 58 858 87 87
Fax +41 58 858 80 09

06014635



RECEIVED
2006 JUN 23 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

# Fax

| To: | File N° 82-4093 |
| --- | --- |
| Company: | Securities and Exchange Commission, Washington D.C. 20549 |
| Fax number: | +1 202 772 92 07 |
| From: | Beate Fuchs<br>beate.fuchs@holcim.com |
| Date: | June 21, 2006 / BFU |
| Total pages: | 2 |
| Subject: | Media Release:<br>**Holcim strengthens aggregates business in UK: recommended cash offer for Foster Yeaoman (1 page)** |

## File N° 82-4093

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

dw 6/23

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Corporate Communications

Holcim
Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Tel +41 58 858 87 10
Fax +41 58 858 87 19

# File No. 82-4093

21 June, 2006

# Media Release

## Holcim strengthens aggregates business in UK: recommended cash offer for Foster Yeoman

Aggregate Industries Limited, a wholly owned subsidiary of Holcim Ltd, has made a recommended cash offer to acquire the entire issued share capital of Foster Yeoman Limited, the privately-held UK heavy building materials group. This acquisition will be notified to the relevant competition authorities.

Aggregate Industries has received irrevocable undertakings to accept the offer in respect of, in aggregate, approximately 68.3 per cent of Foster Yeoman's existing issued ordinary share capital. These undertakings will remain binding in the event of any competing offer.

Foster Yeoman owns Torr Works, a limestone quarry in England, and the Glensanda quarry, a granite quarry in Scotland, which together have almost 1 billion tonnes of raw material reserves. Foster Yeoman's sales activities are supported by a network of depots across the UK and a network of sales points at major ports in Northern and Western Continental Europe. In the financial year ended 27 May 2005, Foster Yeoman had sales of approximately GBP 224 million and sold more than 11 million tonnes of aggregates and about 1.5 million tonnes of asphalt.

Holcim's takeover of Foster Yeoman ideally rounds out Aggregate Industries' aggregates and asphalt operations in the UK. At the same time, Holcim can secure an attractive network in the coastal markets of Northern and Eastern Europe. The integration of Foster Yeoman into the Holcim Group will also reinforce the dual product strategy centering on cement and aggregates.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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Corporate Communications: Tel. +41 58 858 87 10

Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com